

S 10031263 IMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-21076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOMINICK & DOMINICK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 EAST 52nd STREET
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES POIT (212)558-8928
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

529 FIFTH AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT HLADEK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOMINICK & DOMINICK LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

LYNN SPERANDEO
Notary Public, State of New York
Qualified in Westchester County
Commission Expires Nov. 30, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINICK & DOMINICK, L.L.C.
(A Limited Liability Company)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 17,948,628
Fee income	4,310,040
Interest income and interest participation	920,396
Principal transactions	(27,416)
Other income	155,358
Total revenues	23,307,006
Expenses:	
Employee compensation and related expenses	16,982,718
Clearing, floor brokerage, and other fees	2,227,202
Office and equipment rental	2,227,240
Computer services	1,029,073
Depreciation and amortization	230,777
Communication	296,619
Insurance	268,711
Consulting and professional fees	421,125
Interest expense	92,505
Regulatory and registration fees	98,412
Other expenses	928,244
Total expenses	24,802,626
NET LOSS	$ (1,495,620)

See accompanying notes to financial statements.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS



June 10, 2010

Ms. Sandy Sadwin
Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUN 14 2010
WASH, DC
193
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 21 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

Broker-dealer: Dominick & Dominick LLC
SEC File Number: 8-21076
CRD Number: 7344

Dear Ms. Sadwin:

In respect to the letter dated June 3, 2010 by Ms. Sheryl Martinez of FINRA, we are enclosing two sets of the statement of operations of the above reference broker-dealer. This statement was inadvertently omitted. One copy each is also being sent to the SEC regional office in New York and to FINRA.

If you need any further assistance please feel free to contact my office directly.

Sincerely,

David H. Grumer
Partner

DHG/ch

Enclosures

cc: Securities and Exchange Commission NY Regional Office

cc: Ms. Patricia Mac George, NY District Office, FINRA

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com
www.citrincooperman.com


FINRA

Financial Industry Regulatory Authority

Certified Mail 7009 2820 0004 2211 8604

June 3, 2010

Robert M. Hladek
Chief Compliance Officer
150 East 52nd Street – 3rd Floor
New York, NY 10022

Re: Dominick & Dominick LLC - #7344

Dear Mr. Hladek:

This acknowledges receipt of your December 31, 2009 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- **Statement of Income (Loss)**

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T,* and we suggest that you review it with your independent accountant.

Pursuant to the provisions of Rule 8210, we request that you immediately send one copy of the item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by June 17, 2010. Questions may be addressed to Patricia MacGeorge at (212) 858- 4225.

Sincerely,

Sheryl Martinez
Examination Manager

Enclosure: Form X-17A-5 Part III Facing Page

cc: Sandy Sadwin, SEC
Citrin Cooperman & Company, LLP

New York District Office
One Liberty Plaza
165 Broadway
New York, NY
10006

t 212 858 4000
www.finra.org